UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On June 16, 2026, NewGenIvf Group Limited (the “Company”) announced that it entered into a Repurchase and Forbearance Agreement (the “Agreement”) with JAK Opportunities VI LLC (the “Investor”) pursuant to which the Company agreed to repurchase certain outstanding convertible notes and warrants previously issued to the Investor and to make certain forbearance payments payable in scheduled instalments. A copy of the press release is filed herewith as Exhibit 99.1.

The foregoing description is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description
10.1	Repurchase and Forbearance Agreement between NewGenIvf Group Limited and JAK Opportunities VI LLC dated June 15, 2026
99.1	Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2026

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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